P.O. Box 370
Kirkland Lake, Ontario P2N 3J7, Canada

August 3, 2007	Symbol – TSX & AIM: KGI

KIRKLAND LAKE TO TERMINATE ITS U.S. REPORTING
OBLIGATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kirkland Lake Gold Inc. (the “Company”) announced today that its board of directors has authorized the deregistration and termination of the Company’s reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). The deregistration is expected to substantially reduce the Company’s regulatory compliance costs while maintaining the liquidity of its common shares through the two principal stock markets on which the shares trade, the Toronto Stock Exchange (“TSX”) and the Alternative Investment Market of the London Stock Exchange of the London Stock Exchange (“AIM”).

“Given that the Company never listed its shares on any U.S. stock exchange we believe the Company derives very little benefit from continuing to comply with additional regulatory requirements in the U.S.” stated Brian Hinchcliffe, Company President and CEO.

The Company’s board of directors made this decision based on its assessment that: (a) continued compliance with the rules of the US Securities and Exchange Commission (the “SEC”) and the Exchange Act, in particular Section 404 of the Sarbanes-Oxley Act of 2002, would be excessively burdensome for the Company relative to the limited benefits it might realise from such compliance, and (b) all investors of its common shares are protected by applicable Canadian and UK securities legislation and the Company’s listing on, and continued compliance with the rules of, the TSX and AIM.

In accordance with the applicable SEC rules, the Company intends to promptly file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. Upon the filing of the Form 15F the Company’s reporting obligations under the Exchange Act will immediately be suspended. Deregistration will be effective 90 days after the filing. The Company reserves the right to delay or withdraw the filing of the Form 15F for any reason prior to its effectiveness.

The Company will post on its website at www.klgold.com links to all information that it has made or is required to make public under Canadian law and stock exchange rules, filed or is required to file with the TSX and AIM, or distributed or is required to distribute to shareholders, in each case promptly after such information is required to be made public.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes Pelham Public Relations Phone +020 7743 6675 E-mail: chelsea.hayes@pelhampr.com	NOMAD: Canaccord Adams Limited Email: Robin.Birchall@canaccordadams.com
Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc
has reviewed or accepts responsibility for the adequacy or accuracy of this news release.